Mondee Holdings, Inc.

10800 Pecan Park Blvd.
Suite 315

Austin, Texas 78750

VIA EDGAR

September 26, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Levenberg

Re:	Mondee Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 7, 2022
File No. 333-266277

Dear Mr. Levenberg:

Mondee Holdings, Inc., a Delaware Corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 22, 2022, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on September 7, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 3 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page, Page 0

1.	We note your response to prior comment 2. Please revise the cover page and the prospectus generally to address the impact of the consent solicitation and offer to purchase your outstanding warrants which you commenced on September 16, 2022.

The Company respectfully advises the Staff that it has revised disclosure on the cover page and pages 9-10, 45, 49, 53, 55, 146 and 148-149 of the Amended Registration Statement in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

2.	We note your response to prior comment 8. At page 78 under "Sources of Liquidity," you state that your cash on hand, cash generated from operating activities, available line of credit, and additional investments obtained through the Business Combination "will satisfy [your] working capital and capital requirements for at least the next twelve months and accordingly, substantial doubt about the Company’s ability to continue as a going concern is alleviated." You also disclose at page 78 that "During the six months ended June 30, 2022, cash provided by operating activities was $0.2 million." If the potential expenditure of $8.4 million in connection with the offer to purchase warrants which you commenced on September 16th would potentially have a material impact on your liquidity and the related twelve-month expectation, please provide updated disclosures as appropriate.

The Company respectfully advises the Staff that it has revised its disclosure on pages 10, 72 and 85 of the Amended Registration Statement in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and Amended Registration Statement. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Prasad Gundumogula
Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP